Exhibit 12.1

EAST WEST BANCORP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ending December 31,
	2015	2014	2013	2012	2011
($ in thousands)
Including Interest on Deposits
Income before income taxes (1)	$578,721	$447,023	$447,146	$441,288	$394,567
Fixed charges	111,590	121,562	126,170	151,123	195,746
	690,311	568,585	573,316	592,411	590,313
Fixed charges:
Interest Expense	103,376	112,820	112,492	132,168	177,422
Estimate of interest within rental expense	8,214	8,742	8,731	8,594	7,605
Total fixed charges	111,590	121,562	121,223	140,762	185,027
Preferred Dividends	—	—	4,947	10,361	10,719
Total fixed charges and preferred dividends	111,590	121,562	126,170	151,123	195,746

Ratio of Earnings to Fixed Charges	6.19	4.68	4.73	4.21	3.19
Ratio of Earnings to Fixed Charges and Preferred Dividends	6.19	4.68	4.54	3.92	3.02

Excluding interest on deposits
Income before income taxes (1)	$578,721	$447,023	$447,146	$441,288	$394,567
Fixed charges	38,085	56,076	62,674	75,228	88,636
	616,806	503,099	509,820	516,516	483,203
Fixed charges:
Interest Expense	103,376	112,820	112,492	132,168	177,422
Less: Interest on deposits	73,505	65,486	63,496	75,895	107,110
Estimate of interest within rental expense	8,214	8,742	8,731	8,594	7,605
Total fixed charges	38,085	56,076	57,727	64,867	77,917
Preferred Dividends	—	—	4,947	10,361	10,719
Total fixed charges and preferred dividends	38,085	56,076	62,674	75,228	88,636

Ratio of Earnings to Fixed Charges	16.20	8.97	8.83	7.96	6.20
Ratio of Earnings to Fixed Charges and Preferred Dividends	16.20	8.97	8.13	6.87	5.45

(1)
Prior periods were restated to reflect the retrospective application of adopting the new accounting guidance related to the Company’s investments in qualified affordable housing projects ASU 2014-01. Please see Note 9 — Investments in Qualified Affordable Housing Partnerships, Tax Credit and Other Investments, Net to the Consolidated Financial Statements for additional information.